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                                    EXHIBIT E


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                         [CIBC OPPENHEIMER LETTERHEAD]




                                January 8, 1998



Dear Limited Partner:

In accordance with the terms of the tender offer, you have been paid 95% of the amount requested to be tendered and accepted by Augusta Partners, L.P. (the "Partnership") either by check, if requested, or wired directly into your brokerage account at CIBC Oppenheimer. The balance or contingent portion of the repurchased interest is valued based on the unaudited net asset value of the Partnership as of December 31, 1997, and is subject to year end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The enclosed promissory note represents the portion of your tender request which is subject to such year end adjustment and will be paid in the same manner you designated in the Letter of Transmittal.

However, since you have requested to receive the promissory note, you must return this original note prior to the disbursement of your final payment. We cannot accept a fax of this promissory note. Until the original is returned you will not be paid the balance of the amount you tendered.

Please return the promissory note to PFPC Inc., P.O. Box 576, Claymont, Delaware 19703, Attn: Karen Castagna.


                                Sincerely,

                                /s/ Mitchell A. Tanzman

                                Mitchell A. Tanzman
                                  for Augusta Management, L.L.C.


Enclosure